SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated January 03, 2006

Nokia Corporation

Nokia House

Keilalahdentie 4

02150 Espoo

Finland

(Name and address of registrant’s principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

Enclosures:

1.	Nokia Press Release dated December 01, 2005 and titled: Nokia expands mobile device production in Dongguan, China

2.	Nokia Press Release dated December 01, 2005 and titled: Mixing Business and Pleasure: Nokia 6233 offers 3G performance in a sleek package

3.	Nokia Press Release dated December 01, 2005 and titled: Nokia introduces Nokia 6234, feature-filled 3G mobile phone exclusively for Vodafone

4.	Nokia Press Release dated December 01, 2005 and titled: Nokia 6282: High-speed UMTS performance for 3G customers in the Americas

5.	Nokia Press Release dated December 01, 2005 and titled: Nokia wins a GSM network contract with Telefónica Móviles Colombia

6.	Nokia Press Release dated December 05, 2005 and titled: Nokia powers Eurotel’s WCDMA 3G network in the Czech Republic

7.	Nokia Press Release dated December 06, 2005 and titled: Nokia honors top application development companies with 2005 industry accolades

8.	Nokia Press Release dated December 06, 2005 and titled: Nokia, International Youth Foundation and Fundación Empresarios Por la Educación launch “Make a Connection” in Colombia

9.	Nokia Press Release dated December 06, 2005 and titled: Nokia, International Youth Foundation and Fundación Opportúnitas launch “Make a Connection” in Venezuela

10.	Nokia Press Release dated December 08, 2005 and titled: Nokia launches S60 3rd Edition Challenge for mobile developers

11.	Nokia Press Release dated December 08, 2005 and titled: Nokia pioneers new multimedia retail experience, unveils first Flagship Store

12.	Nokia Press Release dated December 13, 2005 and titled: Nokia applauds the successful auction of Telsim’s assets

13.	Nokia Press Release dated December 14, 2005 and titled: Industry Leaders Announce First Large-Scale Near Field Communication Trial in North America

14.	Nokia Press Release dated December 15, 2005 and titled: Myths of Mobility: New report examines common misperceptions of mobile technology

15.	Nokia Press Release dated December 16, 2005 and titled: Nokia 6680 smartphone now starts shipping to Vodafone K.K. in Japan

16.	Nokia Press Release dated December 16, 2005 and titled: Nokia taps Chennai as new Nokia Global Networks Solutions Center site

17.	Nokia Press Release dated December 16, 2005 and titled: Exercises with stock options of Nokia Corporation

18.	Nokia Press Release dated December 19, 2005 and titled: Nokia introduces the next generation of mobile gaming development tools to premier mobile games studios from North America, Europe and Australia

19.	Nokia Press Release dated December 22, 2005 and titled: Nokia supplies its mobile softswitch to Hutchison 3G Austria

20.	Nokia Press Release dated December 22, 2005 and titled: Synergex Corporation licenses Nokia Field Force Solution and extends RFID leadership

21.	Nokia Press Release dated December 28, 2005 and titled: Nokia and CommTel expand broadband in the Pacific

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 03, 2006		Nokia Corporation

	By:	/s/ Kaarina Ståhlberg
		Name:	Kaarina Ståhlberg
		Title:	Assistant General Counsel

3

press release

December 1, 2005

Nokia expands mobile device production in Dongguan, China

Facility to provide more capacity and flexibility to Asian markets

Espoo, Finland – Nokia today announced its plans to expand its mobile device production in Dongguan, China. This expansion will provide more capacity and flexibility to meet the growing market demand worldwide, especially China and Asia.

Dongguan is a strategic location for Nokia’s global supply network for mobile devices. Increasing capacity in Dongguan will help Nokia to improve its competitive position in the fast-growing Chinese and Asian markets.

Nokia anticipates the factory expansion will begin production in the third quarter of 2006, and expects to ramp up gradually, with the work force reaching approximately 1900 employees when production is at full scale. The expanded production facilities will be located adjacent to Nokia’s existing facility.

“Our already well-established presence in Dongguan made the decision to expand the manufacturing facility easy. Dongguan is an elementary part of our global manufacturing network as a cost-efficient and well-functioning facility, and we believe that the expansion will further benefit our customers in the highly competitive and rapidly growing Chinese and Asian markets,” said Raimo Puntala, Senior Vice President, Operations and Logistics, Nokia.

Nokia currently has nine mobile device factories globally. In addition, the Nokia Chennai plant in India is planned to be operational in the first half of 2006. Nokia has six R&D units, four manufacturing sites and widespread operations in mainland China, Hong Kong, Macao and Taiwan. The total number of Nokia employees in China area is nearly 6,000.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Nokia, China

Thomas Jönsson, Director, Communications

Tel. +86 1065 392828 ext.3315

www.nokia.com

1

press release

December 1, 2005

Mixing Business and Pleasure: Nokia 6233 offers 3G performance in a sleek package

New York, NY, US – During its annual Capital Market Days event for investors and financial analysts, Nokia today unveiled the Nokia 6233, a classically designed model tailored for business and entertainment. The sleek 110-gram, 81-cc model offers a 2 megapixel camera, a 320 x 240 QVGA color screen, digital music player, stereo speakers and a wide array of features and applications which take advantage of WCDMA services. Featuring a stainless steel frame and an improved, intuitive menu structure, the Nokia 6233 (WCDMA 2100 / GSM 900/1800/1900) is expected to begin shipping in the 2nd quarter of 2006, and is expected to retail for approximately €325, before applicable taxes or subsidies.

“Despite being one of our smallest WCDMA phones to date, the Nokia 6233 is no lightweight when it comes to performance,” says Kai Oistamo, Executive Vice President and General Manager, Mobile Phones, Nokia. “The Nokia 6233 builds on the formula that made the Nokia 6230i so popular – a classically-designed, feature-rich device together with an intuitive, easy to use interface. As 3G gains even greater mass-market attraction, we are confident the Nokia 6233 will also be extremly popular with consumers.”

The latest Nokia model phone to feature the Series 40 Platform 3rd Edition, the Nokia 6233 ensures that 3G services and applications can be accessed easily and intuitively. Supporting the latest messaging, browsing, music and video standards, the Nokia 6233 features a  brilliant 320 x 240 QVGA display, with an ‘Active Standby Mode’ that gives immediate access to the most-used applications.

With the Nokia 6233, the mobile office is a few keystrokes away. To be sure an appointment is never missed and the phonebook is always up to date, the Nokia 6233 easily synchronizes calendars, contacts, and to-do lists via SyncML. To print your favorite images or to connect with a headset or car kit, the Nokia 6233 offers Bluetooth wireless technology for quick and easy data transfer and connectivity.

Moreover the Nokia 6233 is compatible with the Nokia Mobile Holder CR-56, also announced today. Featuring an integrated antenna for enhanced reception, the Nokia Mobile Holder CR-56 supports connection to Nokia car kits and charges the phone’s battery when placed in the holder.

In addition to having all the latest features to stay connected to work, the Nokia 6233 doesn’t forget how to have fun. With exciting new 3G services, such as streaming multimedia audio and video content, consumers can download the latest business news as well as sports highlights of the game they missed. Consumers on-the-go can quickly upload and download large files — including downloadable games, videos or MP3 or AAC ringtones. Music lovers can connect a pair of headphones and scan through their favorite music albums, thanks to the Nokia 6233’s hotswappable microSD memory card support of up to 2 GB. A Visual Radio client and built-in stereo speakers offering 3-D sound complements the audio experience.

The Nokia 6233 offers more than 4 hours of talk time on GSM networks (more than 3 hours of talk time via WCDMA) and up to 2 weeks of standby time.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

1

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 60992

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

2

press release

December 1, 2005

Nokia introduces Nokia 6234, feature-filled 3G mobile phone exclusively for Vodafone

Feature-filled model underlines operator customization as cornerstone of Nokia strategy

New York, NY, US – In connection with its annual Capital Market Days event, Nokia today unveiled the 3G-enabled Nokia 6234. Featuring a 2-megapixel camera, a 320 x 240 QVGA color screen, digital music player, stereo speakers and a wide array of features and applications which take advantage of WCDMA mobile broadband services, the Nokia 6234 will be available exclusively for Vodafone customers world-wide. The stylish and classic Nokia 6234 (WCDMA 2100 / GSM 900/1800/1900) is expected to begin shipping in the 1st quarter of 2006.

“The Nokia 6234 for Vodafone is an excellent example of Nokia’s renewed commitment to operator customization — a cornerstone of Nokia’s strategy,” says Kai Oistamo, Executive Vice President and General Manager, Mobile Phones, Nokia. “The operator-exclusive Nokia 6234 offers a familiar design and Nokia’s intuitive, easy-to-use menu structure, complemented by Vodafone’s signature colors, graphics and easy access to Vodafone’s wide range of 3G services. It’s an ideal balance.”

In addition to the operator exclusive industrial design, the Nokia 6234 offers an array of Vodafone-specific software features. These include Vodafone graphics, icons, menu texts and themes in the user interface offering a unique look and feel to the easy-to-use Nokia menu. Equally important, the Nokia 6234 provides branded access to Vodafone’s services. Additionally, the Nokia 6234 features Vodafone start-up and shut-down graphics and tones, customized wallpapers, screensavers and ringtones.

“We have worked very closely with Nokia over the last two years, with particular focus on developing more terminals which are Vodafone live! enabled,” says Peter Bamford, Chief Marketing Officer, Vodafone. “We are now taking that to another level with the Nokia 6234. For the first time, we have a mobile phone designed by Nokia that is exclusive to Vodafone. The fact that it is a 3G product is all the more important. ”

For consumers, the 3G-enabled Nokia 6234 offers a 2–megapixel camera with 8x zoom, operational in landscape mode. With this, the Nokia 6234 allows for pictures to be taken on the spot while the video sharing functionality allows to mutually enjoy special moments instantaneously. The bright QVGA screen displays pictures and multimedia content such as videos and websites in a compelling and colorful way.

The Nokia 6234 holds an impressive music experience, to be enjoyed via the built-in stereo speakers with 3-D sound effects or headphones. Supporting microSD memory cards of up to 2 GB, the Nokia 6234 puts a collection of consumers’ favorite albums right into their pockets. A Visual Radio client complements the audio experience of the Nokia 6234.

With Bluetooth Wireless Technology, the Nokia 6234 easily transfers pictures taken to any compatible printer and seamlessly connects to a wide assortment of Bluetooth enabled headsets and car kits. Unifying easy-to-use imaging capabilities with music on the go and 3G services like video sharing, the Nokia 6234 offers up to 4 hours of talk time on GSM networks (up to 3 hours of talk time via WCDMA) and up to 2 weeks of standby time.

About Vodafone

Vodafone provides a full range of mobile telecommunications services, including voice and data communications. Vodafone has equity interests in 27 countries and Partner Networks in a further 14 countries, with a proportionate customer base of over 171 million. For more information, please visit www.vodafone.com

1

VODAFONE, Vodafone live! and the Vodafone logos are trade marks of the Vodafone Group. Other product and company names mentioned herein may be the trade marks of their respective owners.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Mobile Phones

Communications

Tel. +358 7180 60992

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

2

press release

December 1, 2005

Nokia 6282: High-speed UMTS performance for 3G customers in the Americas

Nokia 6282 phone combines 1 megapixel camera, QVGA display, and sleek slide design with 3G technology

New York, NY, US – As part of its annual Capital Market Days event, Nokia (NYSE: NOK) today unveiled one of the industry’s first mobile handsets designed to support 1900MHz UMTS networks expected to go online in the Americas during 2006. In addition to enabling 3G services, the new Nokia 6282 phone features a 2.2 inch, 320x240 pixel QVGA display, a 1 megapixel camera, FM radio, digital music player with hot-swappable miniSD card support, Bluetooth technology and an eye-catching sliding design. The Nokia 6282 phone (GSM 850/1900/1800/UMTS 1900 MHz) is expected to be available during the first quarter of 2006 in markets offering 1900MHz UMTS service.

New UMTS networks supported by the Nokia 6282 phone enable customers to access a number of exciting 3G services. Some of these services include streaming multimedia audio and video content and the rapid upload and download of large files – including downloadable games and video, MP3 or AAC ringtones, or over-the-air synchronization of calendar, contact and to-do information using the built-in SyncML client.

“With the introduction of the Nokia 6282 phone, we are helping to make the promise of high-speed UMTS services in the Americas a reality,” said Kai Oistamo, senior vice president, Mobile Phones, Nokia. “Although it weighs barely 4 ounces, the Nokia 6282 phone is among the most advanced wireless devices available in this market. Without sacrificing size, style or performance, this sleek new device puts a world of possibilities into the hands of consumers in the Americas.”

Featuring the Series 40 Platform 3rd Edition, the Nokia 6282 phone offers users an intuitive way to access the power of this new device. While supporting the latest messaging, browsing, music and video standards, this new interface also takes full advantage of the Nokia 6282 phone’s QVGA display by using an ‘Active Standby Mode’, which allows the idle screen to keep owners informed of calendar and to-do items and to provide quick access to the most-used applications.

The stylish slide design of the Nokia 6282 phone keeps the extra-large display in sight at all times, yet allows it to remain ultra-compact while in the closed position. Additionally, by positioning the imaging controls on the exterior, the Nokia 6282 quickly converts to a conventionally-oriented imaging device that allows 1 megapixel still images and 15 frame-per-second VGA video content to be captured by using the screen as a horizontal viewfinder.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Media Relations

Tel. + 1 972 894 4573

Email: communication.corp@nokia.com

www.nokia.com

1

press release

December 1, 2005

Nokia wins a GSM network contract with Telefónica Móviles Colombia

First agreement for introducing Nokia MSC Server System in Telefónica Móviles Group

Espoo, Finland - Nokia and Telefónica Móviles have agreed to provide a complete GSM system deal to Telefónica Móviles Colombia which includes GSM radio access and MSC Server System (MSS), giving Telefónica Móviles the chance to broaden its service offering to its customers. The deal marks a new customer for Nokia.

“Nokia has shown understanding of our customer requirements, and has been a reliable supplier of network equipment and services to meet those requirements,” says Sergio Regueros, CEO, Telefónica Móviles Colombia, “Through this new deal, movistar takes a step forward to provide the best and widest range of services in Colombia and in the immediate future, will enable the migration to more advanced mobile services.”

Nokia is supplying Telefónica Móviles subsidiary in Colombia with a new mobile softswitch: Nokia MSC Server System, compliant with the 3GPP release 4 standardization. Nokia is also supplying a country-wide GSM radio network, complemented by Nokia NetAct ™ network service and management system, Operations Support System (OSS) and operations support for three months. The deal includes network planning, installation, optimization services and training. Deliveries have already begun.

“This agreement reinforces our successful cooperation with Telefónica Móviles in Latin America, enabling them to expand their offering in the voice and data market in Colombia,” says Guillermo Mairena, Account Director for Telefónica Móviles, Networks, Nokia. “In addition, it strengthens the leadership of Nokia in the area of new switching solutions, which will allow Telefónica to be ready to implement 3G services and to take advantage of important savings in transmission costs.”

About Telefónica Móviles S.A.

Telefónica Móviles, a Telefónica Group company, is the world’s second-largest mobile telephony multinational and the leading cellular company in the Spanish-and Portuguese- speaking markets. The company has operations in 15 countries across three continents and a customer base that exceeded 89 million at September 30, 2005. During 2004, Telefónica Móviles obtained revenues of 11.828 billion euros. Ebitda rose 5.3% in the year, to 4.701 billion euros, while net profit totalled 1.634 billion euros. The company’s shares trade on the Spanish stock exchanges and the New York Stock Exchange under the ticker symbol tem. For more information visit our website: www.telefonicamoviles.com

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 71870 34379

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

1

press release

December 5, 2005

Nokia powers Eurotel’s WCDMA 3G network in the Czech Republic

Nokia and Eurotel test HSDPA in live network

Espoo, Finland – The leading Czech mobile operator Eurotel Praha, spol. s.r.o. has launched the first WCDMA 3G network in the Czech Republic. The launch follows the successful live demonstration of 3G services, such as video call and Internet browsing and file transfer with Nokia High Speed Downlink Packet Access (HSDPA) at the Brno trade show in October 2005. In the first phase, the 3G services are available in Prague and Brno, but are expanding rapidly to other parts of the country.

“We are pleased to announce another notable first – being Czech Republic’s first mobile operator to launch services such as mobile TV, live video, full-track music downloads and video call, powered by WCDMA 3G, to our customers. This is a natural expansion of our current services and will strengthen our position as the market innovator,” says Stanislav Kura, Chief Strategy and Product Development Officer, Eurotel Praha, spol. s.r.o. “We are pleased to see that Nokia’s capability in WCDMA 3G network deployment helped us to launch the service in record time and according to our plans.”

Nokia and Eurotel are currently also trialling HSDPA, which is an important step in bringing faster mobile services to consumers. The two companies have completed an HSDPA call, reaching 1.8 Mbps download speed, in Eurotel’s live network using Nokia’s 3G network technology. “Internet browsing is a great example of the benefits that HSDPA will bring to consumers. It also demonstrates Eurotel’s commitment to maintaining leadership in broadband mobile data services,” says Stanislav Kura. “We are satisfied with Nokia’s solution and their support in making this high-quality HSDPA call and looking forward to put it in commercial operation.”

“We are very pleased to continue our long term and successful cooperation with Eurotel and join hands to achieve an important milestone in the Czech Republic’s mobile communications through the commercial launch of WCDMA 3G services,” says Matti Palomäki, Country Director, Networks, Nokia. “Nokia is proud to cooperate with Eurotel in shaping the future of mobile multimedia communications.”

As part of the deal announced in September, Nokia provides Eurotel radio and packet core networks, including state-of-the-art 3GPP Release 4 MSC Server System, Nokia Flexi Intelligent Service Node (ISN), Nokia IP Multimedia Subsystem (IMS) and HSDPA-ready Nokia UltraSite WCDMA base stations. Nokia also provides the Nokia NetAct™ network management solution, and services for network planning and implementation, operation and maintenance, and training.

The Nokia HSDPA is a  cost-optimized, high performance solution with a software upgrade to the WCDMA 3G network that offers end users significantly faster download speeds. Operators upgrading their networks with the Nokia HSDPA solution can take advantage of improved data rates and throughput, enhancing the efficiency of the network to support a higher number of users at a lower cost per user. The Nokia HSDPA solution allows operators to provide enhanced end-user services at significantly lower cost per bit. Currently, several operators are testing the first HSDPA release, showing encouraging test results.

Later, an upgrade to High Speed Uplink Packet Access (HSUPA) with enhanced upload speeds will be available in a similar manner. Nokia upload speed is already 384 kbps. Nokia already has over 20 HSDPA contracts, 7 of which have been published.

1

About Eurotel Praha, spol. s r.o.

Eurotel Praha, spol. s r.o. reported almost 4.5 million customers in its nework at the end of September 2005. The mobile telephone networks of Eurotel 900/1800 MHz and 450 MHz cover a territory which has 99 percent of the population of the Czech Republic (more than 10 million people). Eurotel holds a UMTS license for the operation of 3rd generation mobile services.

As well as services for post-paid customers on billed tariffs, Eurotel offers prepaid cards under the brand name Go and a full range and content of multi-media services, including video, MMS, voice services, WAP and SMS. Eurotel is the only mobile operator in the Czech Republic which offers the two most advanced GSM (wireless) data transfer technologies. General Packet Radio Service (GPRS) and GSM High-Speed Circuit-Switched Data (HSCSD) are available to contractual customers and customers with prepaid services. Eurotel as the first operator in Europe offers the CDMA2000 1xEV-DO high speed Internet access in its 450 MHz network. The high quality of Eurotel services includes SuperSound technology, which ensures a clean voice connection and 397 roaming partners in 160 countries around the world.

Eurotel Praha is a limited liability company (spol. s r. o.), and is owned (100%) by CESKÝ TELECOM, a. s.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

2

press release

December 6, 2005

Nokia honors top application development companies with 2005 industry accolades

Third-party developers from U.S., China, Hong Kong, Norway receive Forum Nokia PRO 2005 Awards

Espoo, Finland – Nokia, the global leader in mobility, today announced the winners of its annual Forum Nokia PRO Awards, highlighting some of the mobile industry’s major advances and accomplishments during 2005 in the development of applications and content.

“Forum Nokia is extremely proud of the caliber of developers in our PRO community which includes both some of the fastest-growing and most innovative developer companies and many of the largest IT solutions providers in the world,” said Lee Epting, vice president, Forum Nokia. “These awards demonstrate the extraordinary high level of technical sophistication that can be found in today’s best mobile applications. The awards highlight the way that developers are keeping pace with the advances we have made in offering powerful devices that support cutting edge business and consumer services.”

The PRO Awards, judged by an international panel of mobile industry journalists and analysts with input from Nokia representatives, recognize applications and services that had the greatest impact on the global mobility market in the past year. The winners, chosen from among the more than 160 PRO member companies participating in this year’s awards, each will receive one year’s free Forum Nokia membership, valued at more than $5,000 U.S.

Receiving the Award for Developer of the Year was Quickoffice, Inc. for its Quickoffice Premier S60 mobile office suite. Quickoffice, one of four U.S. companies recognized in the competition, provides full functionality in using Microsoft Office documents in native file formats on S60 devices. The software allows users to access, modify or create office documents such as contracts, agreements, business plans, sales presentation and financial reports – any Word, Excel or PowerPoint document – right from their smartphone.

Other U.S. winners included Digital Chocolate, which won the Series 40 Games/Entertainment category for its “WordKing Poker” game, combining the mental challenge of word games with the fun of poker, and SEVEN, selected as the best S60 Enterprise application for its Always-On Mail 5.0 that provides secure, real-time email access. In addition to emailing, calendaring, and contacts, Always-On Mail supports viewing, editing, and sending attachments, as well as sending and receiving meeting requests.

Birdstep Technology, a Norwegian company, also won for its innovation in bringing mobility to the enterprise. Birdstep SmartRoaming Client for Symbian OS provides seamless roaming support for WLAN enabled smartphones. The SmartRoaming client received the best Enterprise application for the Series 80 platform award.

In the Rising Star category, Hong Kong’s Green Tomato was selected as the top developer with fewer than 30 employees. More than 30 leading Asian mobile carriers and service aggregators carry Green Tomato’s creative content, including its “Mon Amour IMG” 3D interactive movie game.

Recognizing the growing importance of multi-player gaming and location-based technology, the judges also recognized “Quest for Seven Swords/3G Fairy Quest,” a 3D, location-based Treasure Hunting game using 3G network location tracking. Created by China’s M-Gen Mobile Technology Ltd., “Quest” won in

1

the best S60 Games-Entertainment category. The application was deployed in Hong Kong last year to exploit the city’s near 100 percent 3G network coverage.

Rounding out the U.S.’s strong showing was the ARPU category winner, Vidiator Technology, Inc. for its VeeStream “any-to-any” multimedia streaming platform. VeeStream is currently deployed in 10 countries worldwide, delivering up to 1 million streams per day in Europe.

The Forum Nokia PRO Awards were open to all members of the Forum Nokia PRO program which provides unique benefits in technology access, business development support and marketing opportunities to qualified companies. Members of the judging panel included:

• Mike Dano, online editor, RCR Wireless News (U.S.)

• Stuart Dredge, editor, Mobile Games Analyst (U.K.)

• Kevin Fitchard, senior editor, Telephony (U.S.)

• Colin Gibbs, reporter, RCR Wireless News (U.S.)

• Glenn Letham, managing editor, SymbianOne.com (Canada)

• Bryan Ma, associate director, Asia/Pacific Personal Systems Research IDC (Singapore)

• Tomohiko Miyano, editor-in-chief, Weekly ASCII Magazine (Japan)

• Mark Newman, chief research officer, Informa Telecoms and Media (U.K.)

• Stuart O’Brien, editor, Mobile Entertainment (U.K.)

• Brad Smith, data/IP editor, Wireless Week (U.S.)

• Yan Yuelong, deputy editor-in-chief, Telecom World Magazine (China)

• Eric Zeman, editor-in-chief, Mobile Enterprise Magazine (U.S.)

The 2005 Forum Nokia PRO Award winners are:

Developer of the Year

Quickoffice (U.S.)

www.quickoffice.com

Rising Star

Green Tomato (Hong Kong)

www.g-tomato.com

ARPU Award

“VeeStream”

Vidiator Technology (U.S.)

www.vidiator.com

Enterprise Application (Series 80)

“Smartroaming”

BirdStep Technology (Norway)

www.birdstep.com

Games/Entertainment Application (S60)

“Quest for Seven Swords”

M-Gen (China)

www.m-gen.com

2

Enterprise Application (S60)

“Always On Email”

SEVEN (U.S.)

www.seven.com

Games/Entertainment Application (Series 40)

“WordKing Poker”

Digital Chocolate (U.S.)

www.digitalchocolate.com

More information about the winners is available at:

https://pro.forum.nokia.com/site/global/case_studies/p_proawards_x.jsp

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Trademarks:

All trademarks and registered trademarks are the property of their respective owners.

Media Enquiries:

Nokia, Americas

Global Developer Program

Charles Chopp

Tel. +1 817 891 4777

Email: communication.corp@nokia.com

Nokia

Technology Communications

Tel. +358 7180 36376

www.forum.nokia.com

www.nokia.com

3

press release

December 6, 2005

Nokia, International Youth Foundation and Fundación Empresarios Por la Educación launch “Make a Connection” in Colombia

Bogotá, Colombia – Nokia and Fundación Empresarios Por la Educación (ExE) have launched a new three-year program to promote youth employment and personal development in Colombia.

The program offers training in information technology and also in “life skills” such as communications, problem-solving and conflict resolution. It is aimed at developing a combination of technical skills, personal skills, and the hands-on experience that young people need to build successful lives, and contribute to the community.

As part of the global Make a Connection initiative, the new program draws on the expertise of the International Youth Foundation (IYF), and its worldwide experience. Now active in more than 20 countries, Make a Connection began over 5 years ago, and has received funding from Nokia in excess of $US 23 million.

One of the elements of the program is to assist families with limited resources. ExE and Nokia hope to share this opportunity with young people who have a lot to offer, but lack the financial means to take the first step. The beneficiaries will be youth, ages 16 to 21, from the Bosa and Engativá areas of Bogotá.

The program is jointly funded by the Multilateral Investment Fund of the Inter-American Development Bank (IDB), highlighting the potential that the international community sees in Colombian youth and the importance of youth employment.  ExE and Nokia also welcome additional donors to help expand the scale of the program.

Vesa Siltanen, Country Manager of Nokia in Colombia, noted that, “Nokia has a long history of helping young people achieve their potential, and we are pleased to extend our activities to Colombia. We see this program as an opportunity for young people to serve as leaders and contribute to their communities. Helping them to secure a livelihood is only part of the equation.”

Guillermo Carvajalino, Executive Director, ExE added, “Colombia is rich in the capability and resourcefulness of its young people. Through Make a Connection, we will be able to channel those strengths and bring vital knowledge and leadership to communities in need. For themselves and their communities, young people are not just the future, they are the present. This program recognizes that.”

About Make a Connection

Make a Connection, launched in 2000, is a global initiative of the International Youth Foundation and Nokia to promote positive youth development by giving young people an opportunity to make a connection to their communities, to their families and peers, and to themselves. The program improves young people’s educational opportunities, teaches them life skills, and helps them make a positive contribution to their societies. Over the past five years, Make a Connection has equipped nearly 240,000 young people with essential skills for life and indirectly benefited more than 2 million people. Programs have already been implemented 22 countries, each tailored to country-specific needs. More information on Make a Connection can be found at www.makeaconnection.org.

About Fundación Empresarios Por la Educación (ExE)

ExE is a non-profit organization established in 2002, with a mission to improve the quality of basic education in Colombia and make it accessible to all Colombian youth, regardless of race, religion or political affiliation. With headquarters in Bogotá and 12 regional chapters, it bridges the worlds of business, government and education throughout the country.

1

About the International Youth Foundation

The International Youth Foundation (IYF) is dedicated to supporting programs that improve the conditions and prospects for young people where they live, learn, work, and play. Since its founding in 1990, IYF has worked with hundreds of companies, foundations, and non-governmental organizations to scale up existing programs and build long-term strategic partnerships. Currently operating in close to 70 countries and territories, IYF and its partners have helped millions of young people gain the skills, training and opportunities critical to their success. More information on IYF can be found at www.iyfnet.org

About Nokia

Nokia has a positive impact on society that extends beyond the advanced technology, products and services the company creates. Through its cooperation with the International Youth Foundation and other regional philanthropic and social responsibility programs, the company prepares young people to embrace opportunities created by the global economy and new technological advancements. The company has been an active regional contributor to youth and education causes for many years, with Nokia employees making their own contributions as volunteers in a range of programs throughout the world.

Media Enquiries:

Nokia, Latin America

Jorge Aguilera, Corporate Communications Manager

Tel: + 972 894 6416

E-mail: jorge.aguilera@nokia.com

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

2

press release

December 6, 2005

Nokia, International Youth Foundation and Fundación Opportúnitas launch “Make a Connection” in Venezuela

Caracas, Venezuela – Nokia and Fundación para la Infancia y la Juventud – (Opportúnitas) have launched a new three-year program to promote youth employment and personal development in Venezuela.

The program offers a combination of training in information technology and also in interpersonal skills like leadership, teamwork, and conflict resolution. It also provides training through internships, to ensure that the youth receive practical, hands-on experience. It is not merely a training program, but a way to help young people learn the importance of contribution to society.

One of the key elements of the program is to assist families with limited resources. Opportúnitas and Nokia hope to share this opportunity with young people that would otherwise lack the financial means to take the first step. The beneficiaries will be youth, aged 18 to 29, from the greater Caracas metropolitan area, Anzoátegui and Carabobo.

As part of the global Make a Connection initiative, the new program draws on the expertise of the International Youth Foundation (IYF), and its worldwide experience. Now active in more than 20 countries, Make a Connection began over 5 years ago, and has received more than $US 23 million in funding from Nokia to date.

The program is jointly funded by the Multilateral Investment Fund of the Inter-American Development Bank (IDB), highlighting the potential that the international community sees in Venezuelan youth and the importance of youth employment. Opportúnitas and Nokia also welcome additional donors to help expand the scale of the program.

Olivier Puech, Vice President LTA Export, Nokia Latin America, observed, “The desire to build an inclusive society is integral to the Venezuelan way of life. Through this program, Nokia believes it will help achieve this aim, extending opportunities to young people, and encouraging their contribution to contribute to the community.”

Antonio Valbuena, Chairman of the Board of Directors of Opportunitas noted, “The strength of the program lies in the balance between personal and technical skills. The future and success of our young people depends not only on finding work, but on what they do once they find it.”

About Make a Connection

Make a Connection, launched in 2000, is a global initiative of the International Youth Foundation and Nokia to promote positive youth development by giving young people an opportunity to make a connection to their communities, to their families and peers, and to themselves. The program improves young people’s educational opportunities, teaches them life skills, and helps them make a positive contribution to their societies. Over the past five years, Make a Connection has equipped nearly 240,000 young people with essential skills for life and indirectly benefited more than 2 million people. Programs have already been implemented 22 countries, each tailored to country-specific needs. More information on Make a Connection can be found at www.makeaconnection.org.

About Fundación Empresarios Por la Educación (ExE)

ExE is a non-profit organization established in 2002, with a mission to improve the quality of basic education in Colombia and make it accessible to all Colombian youth, regardless of race, religion or political affiliation. With headquarters in Bogotá and 12 regional chapters, it bridges the worlds of business, government and education throughout the country.

1

About the International Youth Foundation

The International Youth Foundation (IYF) is dedicated to supporting programs that improve the conditions and prospects for young people where they live, learn, work, and play. Since its founding in 1990, IYF has worked with hundreds of companies, foundations, and non-governmental organizations to scale up existing programs and build long-term strategic partnerships. Currently operating in close to 70 countries and territories, IYF and its partners have helped millions of young people gain the skills, training and opportunities critical to their success. More information on IYF can be found at www.iyfnet.org

About Nokia

Nokia has a positive impact on society that extends beyond the advanced technology, products and services the company creates. Through its cooperation with the International Youth Foundation and other regional philanthropic and social responsibility programs, the company prepares young people to embrace opportunities created by the global economy and new technological advancements. The company has been an active regional contributor to youth and education causes for many years, with Nokia employees making their own contributions as volunteers in a range of programs throughout the world.

Media Enquiries:

Nokia, Latin America

Jorge Aguilera, Corporate Communications Manager

Tel: + 972 894 6416

E-mail: jorge.aguilera@nokia.com

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

2

press release

December 8, 2005

Nokia launches S60 3rd Edition Challenge for mobile developers

Four Grand prize winners to each receive €25,000, free Forum Nokia PRO membership; early entrants get free on-site technical consultancy, free Symbian-signed testing

Espoo, Finland – Nokia, the global leader in mobility, today announced the Forum Nokia S60 3rd Edition Challenge, a competition designed to drive development of innovative new mobile enterprise, music, location-based and Macromedia Flash applications for the S60 3rd Edition Platform.

Any company that creates mobile applications can compete for €100,000 in grand prizes awarded for C++ and Flash applications for smartphone devices built by Nokia and other S60 licensees based on the S60 Developer Platform 3rd Edition. Grand prize winners in each of the four competition categories – mobile enterprise, mobile music, location-aware applications and Flash Lite™ mobile media applications — will receive €25,000 each, plus free one-year membership to Forum Nokia PRO. Co-sponsored with Macromedia, the contest will also award top winners a demo spot at a Nokia event, free on-site technical support and consultancy, devices and additional marketing support from Nokia partner, Handango.

Providing developers with a consistent set of technologies, the S60 3rd Edition Platform supports new C++ Application Programming Interfaces (APIs) enabling a wide range of possibilities for creation of location-based applications, as well as several new Java Specification Request (JSR) APIs that allow applications that include scalable 2-D vector graphics, wireless messaging, robust security and authentication and other advanced application features.

Introduced in February 2005 at the 3GSM World Congress in Cannes, the S60 3rd Edition Platform enables developers to create “smarter” applications both in terms of better user experience and more efficient development, and offers an enhanced security model that provides better protection for valuable applications and content.

Forum Nokia S60 3rd Edition Challenge registration is open until Dec. 15, 2005 at http://mktools.forum.nokia.com/challenge. Registered contestants will receive notification by Dec. 31 of availability of the final S60 3rd Edition SDK. The first 25 companies to enter the competition will receive two technical support requests free-of-charge from Forum Nokia Technical Services and Consultancy, with Symbian providing the first 50 registrants with a free round of Symbian Signed Testing for mobile applications.

“We’ve invited all developer companies to register for the Forum Nokia S60 3rd Edition Challenge in order to open the doors as widely as possible to development of dynamic new C++ and Flash applications for the widely popular S60 platform,” said Lee Epting, vice president, Forum Nokia.  “We’re anticipating competition among the best and most innovative applications being developed by the S60 community and the large global base of Macromedia Flash developers, who are now able to use the S60 platform to bring greater levels of performance and targeted features and applications to best-selling S60 smartphone devices.”

Contestants in the Forum Nokia S60 3rd Edition Challenge will submit the final versions of their mobile applications by March 31, 2006, with a shortlist of finalists announced April 28, 2006. Winners will be invited to the S60 World event in Cannes at end-May 2006, where the winners and prizes in each of the categories will be announced.

Submissions in the Enterprise applications category of the Forum Nokia S60 3rd Edition Challenge can include applications that give mobile workers real-time access to information and co-workers, create

1

cost-efficiencies in management of mobile and enterprise communications hardware and networks or let business users find practical solutions to real-world problems.

Location-aware applications and services submissions can include any innovative, lucrative-to-consumer, easy-to-use standalone or client-server application, which uses maps and/or automated positioning (BT GPS, GPS, A-GPS, network based positioning) in the areas of search navigation and travel; gaming, music, entertainment, sports and outdoor activities; imaging and personal content; the enterprise and personal productivity.

The Mobile Music applications category is focused on applications for music consumers and can address the superior usability of a given music application, innovative playback or collection management features, combinations of various media and usage types, or consumer sharing of music play lists, experiences and information.

Submissions to the Flash category can include Macromedia Flash Lite™ applications using Flash mobile technology in the areas of gaming, media and entertainment; tutorials and interactive help; personal and enterprise productive; or experimental and other innovative mobile Flash applications.

Full details on categories, prizes and registration requirements for Forum Nokia S60 3rd Edition Challenge can be found at the competition website at: http://mktools.forum.nokia.com/challenge.

About Forum Nokia

Nokia’s global developer program, Forum Nokia connects developers to tools, technical information, support, and distribution channels they can use to build and market applications around the globe. From offices in the U.S., Europe, Japan, China, and Singapore, Forum Nokia provides technical and business development support to developers and operators to assist them in achieving their goal of successfully launching applications and services to consumers and enterprises. More information is available at http://www.forum.nokia.com/.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Americas

Global Developer Program

Charles Chopp

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

Nokia

Communications

Tel +358 7180 34900

Email: press.office@nokia.com

Trademarks:

All trademarks and registered trademarks are the property of their respective owners.

www.nokia.com

2

press release

December 8, 2005

Nokia pioneers new multimedia retail experience, unveils first Flagship Store

Moscow, Russia - Amidst an array of multimedia effects and interactive kiosks, Nokia today announced its intention to opening several Nokia Flagship Stores in “shopping capitals of the world.” In addition to generating sales, a key objective of each Nokia Flagship Store will be to showcase Nokia’s complete portfolio of products and services, offering consumers an opportunity to experience the full benefits of mobility in a comfortable, cutting-edge environment. The first Nokia Flagship store opened today in the prestigious Pushkin Square district of Moscow, Russia. The Nokia Flagship Stores will be opened in high-profile locations in major shopping destinations in the next couple of years.

“Through an innovative retail experience like the new Nokia Flagship Stores, Nokia aims to inspire and educate consumers to the benefits of mobility and broaden the appeal of the Nokia brand. It is a place for discovery and entertainment,” said Olli-Pekka Kallasvuo, President and COO of Nokia, at the official unveiling in Moscow. “Whether it is demonstrating the features and capabilities of our latest multimedia smartphone or assisting a consumer with their mobile email settings, we want to offer a relaxing, interactive environment for consumers to truly experience the power of mobility.”

At a Nokia Flagship Store, consumers can test the latest Nokia mobile devices and learn about new mobile services and technologies. Well-trained and knowledgeable staff will be on hand to help consumers find a product or service that reflects their lifestyle and individual needs. Interactive, multimedia displays will engage visitors as they visit the store, encouraging them to share images or send messages to friends… and connect with invididuals around the world. Of course, consumers will also be able to set-up their new devices, review service provider options and test the range of mobile enhancements related to their new phone.

One area of the Nokia Flagship Stores will be dedicated to mobile gaming with direct access to the N-Gage Arena, Nokia’s global mobile gaming network. Visitors to the store will be able to experience the excitement of connected mobile gaming by playing Asphalt: Urban GT™ 2 and posting their best scores to the online rankings board shown on the display monitor. As more flagship stores open around the world, visitors will be able to compete directly against scores posted by those playing at other Nokia stores.

“Consumer focus is at the heart of our strategy and the Nokia Flagship Stores enable us to increase our focus at the retail level,” explains Cliff Crosbie, Director, Global Retail and Trade Marketing. “Through the Flagship Stores we want to develop a close one-to-one relationship with consumers, listen to their feedback and find valuable consumer insights. This will be crucial information and allow us to faster respond with products and services that meet consumers’ needs and desires. The concept behind the Nokia Flagship Stores represents something truly special in the retail world. It will be unlike anything consumers looking for a mobile phone have ever experienced.”

Like Moscow, each Nokia Flagship Store will be located in the very best retail locations in high-traffic urban settings in major markets worldwide. Customer service will be the key driver. The Nokia Flagship Stores will be owned, managed and operated by Nokia to provide the best level of experience, education and inspiration in mobile device retailing.

The Nokia Flagship Stores will form the top end of Nokia’s newly revised retail strategy that includes retail and operator partners and their more than 300,000 retail outlets globally. All of these customer outlets will remain essential to Nokia’s ongoing success and continue to be the main sales channels in

1

the future. The feedback and learnings received through the Flagship stores will be shared and implemented with Nokia’s retail and operator partners.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

2

press release

December 13, 2005

Nokia applauds the successful auction of Telsim’s assets

Espoo/Finland - Nokia has noted with satisfaction the successful completion of the Turkish government’s auction of Telsim’s assets to Vodafone.

As previously agreed with Telsim and the Turkish Savings and Deposit Insurance Fund (TMSF), which currently controls and manages Telsim’s assets, Nokia will receive a settlement payment upon completion of the sale.  Nokia’s share is 7.5 % of the purchase price, which is expected to be received during the first two months of 2006.

“We are extremely pleased with this positive outcome and a satisfactory resolution of our claim against Telsim,” says Rick Simonson, Chief Financial Officer, Nokia.  “TMSF has done a tremendous job in carrying out the auction in an effective and successful fashion, and for that hard work we’re grateful.  We are also happy to congratulate Vodafone on its successful bid.  Vodafone will be helping to shape the future landscape of communications in Turkey.”

Nokia’s claims in this matter arose from Telsim’s default on its repayment obligations under a loan facility related to network equipment delivered in 2000.  In February 2004, the Arbitral Tribunal in Zurich fully approved the claim against the Turkish company.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

press release

December 14, 2005

Industry Leaders Announce First Large-Scale Near Field Communication Trial in North America

Atlanta Spirit, Chase, Cingular, Nokia, Philips, Visa USA and ViVOtech to pilot next-generation mobile phone contactless payment and content applications

Atlanta, Georgia, USA – A group of industry-leading companies today announced an advanced Near Field Communication (NFC) trial for mobile phone applications including contactless payments, mobile content and premium arena services at Philips Arena in Atlanta.  The trial is the first large-scale test of next-generation mobile phone applications in North America, and is the result of a collaboration between Chase (NYSE: JPM), Cingular Wireless, Nokia, Philips (NYSE: PHG, AEX: PHI), Visa USA, and ViVOtech, along with Atlanta Spirit, LLC, parent company of the NBA’s Atlanta Hawks, NHL’s Atlanta Thrashers and Philips Arena.  The trial has been designed to enable a secure, wireless system that simplifies payment and services for arena visitors.

During the trial, Atlanta Thrashers and Hawks season ticket holders with Chase-issued Visa credit accounts and Cingular Wireless accounts can make contactless payments at concession stands and access mobile content from numerous locations throughout the arena. Users can purchase items by simply holding their Nokia 3220 mobile phones equipped with Philips’ NFC semiconductor chips and ViVOtech software near a secure terminal. Approximately 150 contactless point of sale (POS) readers have been deployed by ViVOtech throughout Philips Arena. For mobile content downloads, Cingular Wireless will be the carrier that enables these services to take place over its digital wireless network.

“By 2010, we expect that over 50 percent of all mobile handsets will incorporate Near Field Communication chips to enable short-range, easy and secure transactions,” said Erik Michielsen, director at market analyst firm ABI Research. “As a result, consumers will be able to download content by simply holding their phone close to a poster or advertising billboard.  Users can purchase merchandise, food, tickets, and have these transactions charged to a credit card using account information stored in the mobile phone. The NFC implementation at Philips Arena demonstrates NFC stakeholders, including chipmakers, card issuers, device makers, mobile carriers, and content providers, are progressively more willing to collaborate on NFC solution development.  This type of co-development is essential to NFC market growth and maturation.”

The contactless transactions will create faster and simpler payments at concession stands getting fans out of the lines and back to the game. At checkout, the phone is simply held near a secure reader and the contactless payment transaction is automatically charged to the user via the same secure Visa payment network that processes traditional credit card transactions today.

Fans will also be able to access and download mobile content such as ringtones, wallpapers, screensavers, and clips from favorite players and artists by holding their NFC-enabled phone in front of a poster embedded with an NFC tag.

About Atlanta Spirit

Atlanta Spirit, LLC, is the parent company of the Atlanta Hawks, Atlanta Thrashers and Philips Arena.

About Chase

JPMorgan Chase & Co. (NYSE: JPM) is a leading global financial services firm with assets of $1.2 trillion and operations in more than 50 countries. The company has more than 100 million credit cards issued. Under the JPMorgan, Chase and Bank One brands, the firm serves millions of consumers in the United States and many of

1

the world’s most prominent corporate, institutional and government clients. Information about the firm is available at www.jpmorganchase.com.

About Cingular:

Cingular Wireless is the largest wireless carrier in the United States, serving 52.3 million customers. Cingular, a joint venture between AT&T Inc., formerly SBC Communications Inc.,  (NYSE: T) and BellSouth Corporation (NYSE: BLS), has the largest digital voice and data network in the nation — the ALLOVER (SM) network — and the largest mobile-to-mobile community of any national wireless carrier. Cingular is the only U.S. wireless carrier to offer Rollover (SM), the wireless plan that lets customers keep their unused monthly minutes. Details of the company are available at http://www.cingular.com. Get Cingular Wireless press releases e-mailed to you automatically. Sign up at http://www.cingular.com/newsroom.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About Royal Philips Electronics

Royal Philips Electronics of the Netherlands (NYSE: PHG, AEX: PHI) is one of the world’s biggest electronics companies and Europe’s largest, with sales of $37.66 billion (EUR 30.3 billion in 2004). With activities in the three interlocking domains of healthcare, lifestyle and technology and 161,100 employees in more than 60 countries, it has market leadership positions in medical diagnostic imaging and patient monitoring, color television sets, electric shavers, lighting and silicon system solutions. News from Philips is located at www.semiconductors.philips.com.

About Visa USA

Visa USA is the nation’s leading payment brand and largest payment system, enabling banks to provide their consumers and business customers with a wide variety of payment alternatives tailored to meet their evolving needs.  Visa USA is committed to increasing the choice, convenience, acceptance, and security of Visa payments for all stakeholders in the payment system - Members, cardholders and merchants. Through its 13,420 Member financial institutions, more than 488 million Visa-branded cards have been issued to cardholders in the United States.  Last year, U.S.-based financial institutions relied on Visa’s processing system, VisaNet, to facilitate $1.3 trillion in transactions with unparalleled reliability.

Worldwide, cardholders in over 150 countries carry more than 1 billion Visa-branded cards, accounting for more than $3 trillion in annual transaction volume.

Visa offers a trusted, reliable and convenient way to access and mobilize financial resources — anytime, anywhere, anyway.

About ViVOtech

ViVOtech (www.vivotech.com) is the market leader in contactless payment software, transaction management systems and readers. These solutions allow consumers to make contactless payments with radio frequency-enabled credit cards, debit cards, key fobs, and NFC enabled mobile phones. ViVOtech’s products can be found at some of nation’s most prominent retailers. With more than 130,000 units shipped, ViVOtech’s products are being used by movie theaters, fast food restaurants (QSR), casual dining establishments, convenience stores, gas stations, drug stores, grocery and vending machine locations enabling them to accept contactless/NFC payments. For the field pilot, ViVOtech provided payment software applications for NFC mobile phones, and has enabled over 150 POS terminals at Philips Arena with its contactless readers.

Media Enquiries:

Atlanta Spirit

Tom Hughes

Tel: +1 404 878 3737

Email: tom.hughes@atlantaspirit.com

2

Chase

Jessica Iben

Tel: +1 302 282 6150

Email: Jessica.E.Iben@chase.com

Cingular Wireless

Clay Owen

Tel: +1 404 236 6153

Email: clay.owen@cingular.com

Nokia, Americas

Press Desk

Laurie Armstrong

Tel: +1 914 368 0423

Email: laurie.armstrong@nokia.com

Philips

Paul Morrison

Tel: +1 408 474 5065

Email: paul.morrison@philips.com

Visa USA

Elvira Swanson

Tel: +1 650 432 8352

Email: elswanso@visa.com

ViVOtech

Mohammed Khan

Tel: +1 415 609 0208

Email: khanm@vivotech.com

Note to editors: additional materials relating to this announcement can be found at:
www.nokia-americaspress.com/nfc

www.nokia.com

3

press release

December 15, 2005

Myths of Mobility: New report examines common misperceptions of mobile technology

Report explores security, cost, management, integration and use of mobile technology to help organizations better understand the reality of today’s mobile workforce

New York, NY, USA – The reality of today’s workforce is this: While your employees may be in the office, they may spend more than a third of their time away from their desks.  While corner office executives may have access to mobile email, in fact more than half your workforce uses mobile technology to some extent or other for conducting work.  There is a definite need for mobile technology in business, and the reality is that organizations can support this level of mobility today in a cost-effective, secure and easily deployed manner.

With all of the mixed messages surrounding mobile technology today, misconceptions abound regarding what can and can’t be achieved.  Today, Nokia is introducing “Myths of Mobility”, a new report examining common assumptions to help decision makers better understand the reality of mobile technology.  The report aims to educate businesses about these misperceptions and inspire them to further investigate the issues around enabling workforce mobility.  The report combines Nokia research, customer case studies, and third party data to paint a valid picture of today’s mobile workforce.

“Today many decision makers believe that mobility is not cost-effective, not secure, and is a nightmare to manage.  These notions are based on assumptions from fragmented sources and second hand comments, and we hope to help clarify today’s mobile landscape with this report,” said Olivier Cognet, vice president, strategy and business development, Nokia Enterprise Solutions, Nokia Enterprise Solutions.  “There are customers of ours that are reaping the benefits of mobility as we speak, seeing return on their mobile investments, an increase in productivity, and improved employee morale.  Their examples and many others combined with our research and that of third parties has produced a report that we think will help shed light on some of the confusion surrounding mobility.”

The introduction of “Myths of Mobility” is part of a continuing initiative from Nokia to provide businesses with the reference materials and resources they need to successfully enable mobile technology within their own organizations.  To read the detailed report, visit http://www.nokia.com/nokia/0,8764,330,00.html, and for more information on Nokia’s workforce mobility initiative and the latest offerings for business, visit http://www.nokia.com/business.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia

Communications

Tel. +358 7180 34900

Email: press.office@nokia.com

Nokia, Americas

Communications

Tel. +1 972 894 4573

Email: communication.corp@nokia.com

1

Nokia, APAC

Communications

Tel. +65 6723 2323

Email: communications.apac@nokia.com

www.nokia.com

2

press release

December 16, 2005

Nokia 6680 smartphone now starts shipping to Vodafone K.K. in Japan

Tokyo, Japan - Nokia today announced that it has started deliveries of Nokia 6680 to Vodafone K.K. in Japan. The stylish Nokia 6680 3G WCDMA terminal will be marketed in Vodafone’s lineup under the name “Vodafone 702NK II (Nokia 6680)”. This device is expected to be commercially available in Japan from December 17.

“We are extremely pleased with Vodafone’s decision to offer the Nokia 6680 to Japanese consumers,” said Heikki Tenhunen, President of Nokia Japan. “Rated as the best-in-class WCDMA device by research company Strategic Analytics and praised by a large number of consumers, the Nokia 6680 imaging smartphone delivers what it takes to be an ideal multimedia companion both at work and play.”

The Nokia 6680 is optimized for video calls with its two integrated cameras. The multimedia functions of the product are further enhanced by functions like digital music player, and the Nokia 6680 also has smartphone capabilities and productivity features for the busy tech-savvy consumer who wants to manage effectively his personal and professional life.

The Nokia 6680 (Vodafone 702NK II), specially customized for Vodafone K.K., delivers highly sophisticated 3G functionality in an attractively styled, compact form. One of the few products in the WCDMA market with truly international roaming capability, the Nokia 6680 (Vodafone 702NK II) allows consumers to enjoy various 3G services provided by Vodafone K.K., including the Vodafone live!, international roaming video calls and video streaming services in or outside of Japan.

The full-fledged smartphone feature set of the Nokia 6680 (Vodafone 702NK II) is enriched by robust data communication functions including WCDMA and Bluetooth wireless technology, which makes it fast and convenient to browse the Internet, send and receive emails with attachments, and link with other electronic devices such as PCs. These features make the Nokia 6680 (Vodafone 702NK II) a first-class tool for conducting business, whether in the office or out and about.

The Nokia 6680 is the third Nokia 3G product available in Vodafone K.K.’s device lineup. The Nokia 6630 (Vodafone 702NK) was added to the Vodafone K.K. portfolio in December 2004, and the Nokia 6650 (V-NM701) became available in the Japanese market in August 2003.

Detailed information about Nokia 6680 (Vodafone 702NK II) and its services can be found from Vodafone’s website www.vodafone.jp.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations. www.nokia.com

Media Enquiries:

Nokia, Multimedia

Communications

Tel. +358 7180 45751

Nokia, APAC

Communications

Tel. +65 6723 2439 / +65 6723 1810

1

Nokia, Japan

Communications

Tel. +81 3 5759 7459

2

press release

December 16, 2005

Nokia taps Chennai as new Nokia Global Networks Solutions Center site

Delhi, India – Nokia announced today that after evaluating a number of sites in India, it will locate its new Nokia Global Networks Solutions Center in Chennai.

The Solutions Center will perform network operation tasks for selected operator customers in the Asia Pacific region as well as Europe, the Middle East and Africa, and play a key role as part of Nokia’s expanding and innovative managed services offering. It will start operations in the first half of 2006 and initially employ around 100 people, with this figure expected to rise in the next few years.

The announcement was made in Delhi by Bosco Novák, Senior Vice President for Services, Networks, Nokia, at a special ceremony hosted by Shri Dayanidhi Maran, the Honorable Minister for Telecommunications and Information Technology.

“This Center will play a key role for us in our drive to ease the cost pressures that our clients are feeling. This investment manifests our position as innovation leader in our industry,” Bosco Novák said.  “With its wealth of skilled people and leading technology know-how, India is a very important market for Nokia and we’re pleased to expand our presence here.”

“We are very happy to see a world leader like Nokia extend its already considerable commitment to India, and look forward to deepening our ties in the years to come,” Minister Maran said. “This investment reaffirms India’s position as the country of choice for expanding global telecommunications companies.”

Nokia has contracted managed services with 35 clients in 28 countries, and has provided operating services for over 20 operators globally, helping them with the day-to-day tasks of running their networks so they can focus on bolstering their business offerings. , Nokia is a leader in this growing market, and managed services is a key pillar in its Services business strategy.

The announcement is the latest sign of Nokia’s strong commitment to India and the robust Indian market. Nokia has played a pioneering role in the growth of cellular technology in India, starting with the first-ever cellular call a decade ago, which was made on a Nokia mobile phone and a Nokia-deployed network. Today Nokia’s India operations include networks and terminals sales divisions and three Research and Development facilities. A manufacturing facility for mobile devices and GSM infrastructure is set to open in Chennai in the first half of 2006.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, India

Communications

Geetanjali Sharma

Tel. +91 12 4519 9000

Email: geetanjali.sharma@nokia.com

1

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Text 100

Karan Punia

Tel.  +91 11 2336 39968

E-mail: karanp@text100.co.in

www.nokia.com

2

STOCK EXCHANGE ANNOUNCEMENT

December 16, 2005

Exercises with stock options of Nokia Corporation

Espoo, Finland - A total of 27,717 shares of Nokia Corporation (“Nokia”) were subscribed for based on Nokia’s 2003 employee stock option plan. This resulted in an increase of EUR 1663.02 in Nokia’s share capital and an increase of EUR 339,480.77 in shareholders equity. The new shares carry full shareholder rights as from the registration date, December 16, 2005. The shares are admitted to public trading on the Helsinki Exchanges as of the same date together with the old Nokia share class (NOK1V).

As a result of the increase, the share capital of Nokia is currently EUR 266,029,172.16 and the total number of shares is 4,433,819,536 including the shares that are held by the company.

Media Enquiries:

Nokia

Communications

Tel: +358 7180 34900

Email: press.office@nokia.com

www.nokia.com

1

press release

December 19, 2005

Nokia introduces the next generation of mobile gaming development tools to premier mobile games studios from North America, Europe and Australia

Espoo, Finland – Nokia’s next generation mobile games development platform was unveiled for the first time to sixteen of Nokia’s first party games developers, during the inaugral next generation mobile gaming workshops in Helsinki, on the 1st – 2nd December, 2005 and Vancouver, on the 7th – 8th December, 2005.

Nokia’s first-party games development studios were given an exclusive opportunity to learn and experience the development environment of the next generation games platform where rich and immersive N-Gage quality games can be played on a variety of Nokia smartphones.  During the two-day Workshop, the developers learned about fundamental functionalities for the new mobile games platform and got the opportunity to interact with Nokia to share their thoughts and consult on game design, middleware, tools, certification, software developer support, hardware and how to bring a connected gaming experience to the global community via the N-Gage Arena.

Kamar Shah, Head of Industry Marketing, Games at Nokia, commented, “Working with first party developers at each workshop is a crucial initial step to introduce the new end-to-end gaming platform.”  Shah continued, “Our first party developers have already worked on the N-Gage platform and know how to push the boundaries of mobile gaming to ensure that our next generation mobile gaming platform offers a plethora of rich, immersive mobile gaming experiences from launch.   Our collaborative workshop format provides our developers with the tools and information to push the envelope on Nokia’s new next generation mobile gaming platform.”

Joe Bonar, Executive Producer of Backbone Entertainment commented, “The workshop left us with a feeling of excitement about Nokia’s commitment to making mobile gaming a more accessible and widespread experience across millions of mobile phones.  Backbone is working closely with Nokia to create distinctive and entertaining games that harness a phone’s technical abilities to create unique and compelling mobile games experiences. The recently announced Shadow-Born is a testament to that collaboration”.

Tadd Jensen, Senior Developer at Barking Lizards, said, “Nokia’s new next generation games platform is a forward looking end-to-end gaming strategy, and we’re excited about the new opportunities it will bring.  Nokia is in the position, and is the right company, to make this platform work.”

Laszlo Molnar, Designer and Project Manager, Bonus.com commented, “The workshop has been a great forum for all the developers to ask some straight questions and receive straight answers.  Nokia has a very visible commitment to the mobile games industry, and provides confidence to us games developers for the next generation gaming platform.”

Xavier Carrillo Costa CEO, Digital Legends Entertainment, said “Nokia’s next generation mobile games platform will allow developers to reduce their development costs by bringing a unique development platform for a wide range of mobiles devices.  We believe this new platform has the potential to set a new reference in our industry to bring 3D high quality games to the mass market.”

Rob Hendry, Producer at Ideaworks 3D commented, “Nokia is delivering a solid business global gaming eco-system for the future, and we’re delighted to be involved at its inception.”

1

Martin Vilcans, Lead programmer, Jadestone Group A, commented, “Nokia’s next generation initiative is a broad platform for the next generation of mobile games - a market we surely want to be a part of.”

David Leitch, Development Director, Razorback Developments Ltd commented, “We’re delighted and extremely flattered at Razorback to be invited to the unveiling of a very exciting new games platform.”

Kevin McIntosh, Producer, Torus Games commented, “We like the way the workshop allowed us to share ideas and interact with the first party community.  We feel that Nokia is committed and professional about the next generation games platform and we feel confident about its launch to market.”

Martijn Reuvers, Two Tribes B.V. Business Development said, “By organizing this workshop, Nokia went through great lengths to actually listen to game developers. By doing so, I’m confident Nokia is taking to right step towards bringing the next generation initiative to gamers.”

Nokia announced the expansion of N-Gage quality gaming onto the range of Nokia smartphones at this year’s Electronic Entertainment Expo (E3). The Nokia strategy is to expand the N-Gage platform’s rich connected multiplayer experience across a wide range of Nokia multimedia devices.  This next generation mobile gaming platform includes enhanced 3D game graphics capability and offers user-friendly search, purchase and installation of high-quality rich games as well as connected gaming with instant access to a global mobile gaming community.  The solution will work with a number of new Nokia smartphones, giving consumers the freedom to choose a multimedia device that best suits their individual needs.

The next developer workshop will be held at the Games Development Conference in San Jose, California – March 20 – 21, 2006.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

About the games developers:

• Backbone Entertainment developed RIFTS: Promise of Power and Atari Masterpieces Volume 1 for the N-Gage platform.  Atari Masterpieces Volume 2 is due to ship Q1 2006

• Barking Lizards developed X-Men Legends and X-Men Legends II: Rise of Apocalypse for the N-Gage platform

• Bonus.com developed Mile High Pinball for the N-Gage platform

• Digital Legends developed ONE for the N-Gage platform

• Ideaworks 3D developed Tony Hawk’s Pro Skater, Colin McRae Rally 2005, System Rush and Tomb Raider for the N-Gage platform

• Razorback is currently developing Warhammer 40,000: Glory in Death for the N-Gage platform, and is due for release in Q1 2006

• Torus Games developed Ashen and Operation Shadow for the N-Gage platform

• Two Tribes developed Worms World Party for the N-Gage platform

Media Enquiries:

Nokia, Multimedia

Communications

Tel: +358 7180 45667

E-mail: press.office@nokia.com

2

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

www.n-gage.com/press

www.nokia.com

Copyright © 2005 Nokia. All rights reserved. Nokia, N-Gage, Mile High Pinball, ONE, Ashen and Operation Shadow  are trademarks or registered trademarks of Nokia Corporation.

3

press release

December 22, 2005

Nokia supplies its mobile softswitch to Hutchison 3G Austria

Espoo, Finland – Hutchison 3G Austria has selected Nokia to supply its mobile softswitch solution for optimizing Hutchison 3G Austria’s mobile network. The 3GPP Release 4 architecture of the Nokia MSC Server System will allow Hutchison 3G Austria to gain significant cost savings in the operation of its WCDMA 3G network and will enable the operator to continue to offer the most advanced mobile multimedia services to its customers. Deliveries have started, with the target of having the system operational by the end of the year.

Nokia also provides a wide range of services, including project management, installation, integration, commissioning and care services. The system continues to be supported by the multitechnology Nokia NetAct™ solution.

“We are confident that Nokia’s cost-efficient MSC Server System keeps us ahead in the competition,” said Jan Trionow, Chief Technology Officer, Hutchison 3G Austria. “The Nokia MSC Server allows us to continue offering advanced 3G voice and mobile multimedia services to our customers, while offering a smooth migration path to All-IP in the future.”

“We are pleased to introduce the Nokia MSC Server solution into Hutchison 3G Austria’s network,” said Jorg Erlemeier, General Manager, Networks, Nokia. “The Nokia MSC Server System is a market-leading solution, offering Hutchison 3G Austria cost and operational efficiency.”

Nokia continues as the sole supplier for Hutchison 3G Austria’s core network.

Nokia leads the 3GPP Release 4 mobile softswitch market with over 70 customers for the Nokia MSC Server, over 20 of which are already in live commercial use.

About Hutchison 3G Austria

Hutchison 3G Austria is a wholly owned subsidiary of Hutchison Whampoa Limited (“HWL”). Based in Hong Kong, HWL has been granted an UMTS license in November 2000 to operate third generation mobile services in Austria. In May 2003, Hutchison 3G Austria launched the first purely mobile multimedia in the Austrian market under the brand “3” and has already acquired the status of UMTS market leader with a total of 266,000 customers (as of 25th August 2005). 3 is a convergence of telecommunication, internet and classic media, providing innovative multimedia products and services for mobile usage (e.g. video call, video clips, etc.) and conventional mobile communication services (e.g. voice calls, SMS, MMS).

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Hutchison 3G Austria GmbH

Maritheres Paul

Company spokeswoman

Tel: +43 50660 33700

Mobile: +43 660 3773773

Fax: +43 50660 10200

Email: maritheres.paul@drei.com

1

Nokia, Networks

Communications

Tel: +358 7180 34379

Nokia

Communications

Tel: +358 7180 34900

E-mail: press.office@nokia.com

www.nokia.com

2

press release

December 22, 2005

Synergex Corporation licenses Nokia field force solution and extends RFID leadership

Synergex to bring productivity boosting Field Force Solution to customers in the Americas

Mississauga, Ontario - Synergex Corporation (TSXV: SYX) (“Synergex”) today announced it has signed a licensing agreement for the Nokia Field Force Solution. The combination of the Nokia Field Force Solution in this agreement and Synergex’ own solution will provide a new level of productivity to mobile workers in the field. This agreement applies to all of the Americas, including North, Central, and South America, and the Caribbean, and will enable the company to bring its Field Force Solution to these markets in the first quarter of 2006.

The resulting Synergex offering will combine the Nokia Field Force Solution under this agreement with Synergex RFID tags, professional services, software development tools, robust database architecture, their ability to host the Nokia LI Server, and to effectively connect to enterprise back-end systems.  The new, combined offering from Synergex will provide a comprehensive, cost-efficient field force solution for companies that need real-time interaction with their remote employees and subcontractors in the field.

The Synergex Field Force Solution supports mobile workers such as field service engineers, maintenance staff, repair personnel and security guards, allowing on-the-job reporting using their mobile phone and a simple touch of a RFID tag or an RFID personal identity badge. Further, the system contains an easy and secure method to distribute and update company-specific client software to end-users’ mobile phones.

Empowering the work force

“Our Field Force Solution will enable our customers to improve the efficiency and effectiveness of their mobile workers,” said David Aiello, President and CEO, Synergex Corporation. “We are confident this will lead to significant and measurable increases in the ability of our clients to provide enhanced service levels to their customers.”

The RFID technology-based solution enables two-way interaction between the phone’s RFID reader/writer, the client software on the user’s phone, the server, and the server’s direct interaction with the clients’ back-office systems. This gives clients of the service the ability to obtain auditable proof of completed work by sending location-relevant information to and from the field in real time. Slow and cumbersome paperwork for jobs done, items tracked, and parts used is replaced by secure and simple online interaction using an RFID-enabled device such as the Nokia 5140 and Nokia 3220 mobile handsets equipped with an RFID shell.

“Our Field Force Solution will be available in a variety of pricing packages depending on clients’ needs,” said Mr. Aiello. “We will host the service for clients and manage all aspects of the server operation, database management, and related hardware, software, and services. Clients access the Synergex Central Server user interface over the Internet and require no hardware or software investments other than a phone handset for their mobile workers.”

At the Heart of the Solution

The combined field force solution includes robust workflow management features that allow administrators flexibility to establish task, time and location parameters for mobile workers. For example, a defined sequence, with a pre-established duration, can be set for carrying out tasks for each mobile worker. All activities can be summarized in convenient reports retrieved from the system. Additionally,

1

clients may create reports from their own information systems since Synergex can transfer the field force data from its LI Server to clients’ information systems via either batch transfer or real-time connectivity.

As the Field Force Solution evolves, Synergex will work with its customers to develop handset software applications for industry-specific workflows such as utilities, security monitoring, pharmaceuticals, health care, government, and maintenance. Specific work functions could include: staff identification, tracking of task completion, task-related reporting, access control, asset tracking and inventory management. Applications of the technology will be developed and rolled out in phases.

Revenues for the Synergex Field Force Solution service will be generated through subscription fees billed to clients for each licensee. Synergex expects to announce its first Field Force Solution contract in the first half of 2006.

About Synergex Corporation

Synergex Corporation is a leading provider of technology-based business solutions focused on optimizing customer business processes. The Corporation is comprised of several work groups, and delivers expertise in a number of business disciplines:

1) Synergex Commercial Gateway is the historical core business of the Corporation and delivers a diverse, value-added suite of supply chain management solutions for its customers, which include some of the world’s leading electronics manufacturers and computer entertainment publishers. Commercial Gateway generates multiple revenue streams in the areas of inventory and order management; logistics management; enhanced commercial distribution; electronic data interchange integration between retailers and vendors; and commercial design, translation and printing.

2) Synergex Technology designs, implements, and supports customer Information Technology systems. Synergex Technology combines expertise in consulting, systems integration, outsourcing, infrastructure, and server technology. Following on the introduction of its Field Force Solution, Synergex will continue to commercialize novel, large-scale technology platforms.

3) Synergex Business Information provides trade credit risk evaluation and reporting services, accounts receivable management, debt collection services, human resource background checking, and paralegal services. The Business Information workgroup is a leading credit reporting service to the construction industry in Ontario. Synergex’ Accounts Receivable Management and Collection Services facilitates its client credit review process by providing real-time information, thereby significantly reducing credit application fraud resulting from dated credit information.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Forward Looking Statements

Some statements in this news release are forward- looking statements relating to Synergex’ current expectations regarding future events. These forward-looking statements are based on current expectations. All forward- looking information is inherently uncertain and actual results may differ materially from the assumptions, estimates or expectations reflected or contained in the forward- looking information.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

2

Media Enquiries:

David Aiello

President and CEO

Synergex Corporation

Tel. +1 905 565 1212

Email: David.aiello@synergexcorp.com

Andrew Kondraski

Senior Account Executive

BarnesMcInerney Inc.

Tel. +1 416 367 5000

Nokia, Canada

Anita Csapo

Tel. +1 416 275 2016

Email: Anita.csapo@nokia.com

Nokia, Americas

Laurie Armstrong

Tel. +1 914 473 9373

3

press release

December 28, 2005

Nokia and CommTel expand broadband in the Pacific

Espoo, Finland - CommTel Network Solutions Australia, a value added re-seller of Nokia’s network solutions, has signed an agreement for the supply of Nokia broadband DSL solutions and related services to a new customer, Telecom Cook Islands Ltd in the Pacific, marking a new market entry for Nokia. Deliveries will begin in January 2006 and the system will be up and running during March 2006. This follows on from a similar agreement signed with Solomon Telekom in December 2004.

The Nokia D500 IP DSLAM (Digital Subscriber Line Access Multiplexer) was chosen for the provision of faster Internet access services in these Pacific islands as it delivers integrated IP functionality unlike any other IP DSLAM solution in the broadband industry.

“Having initially launched Internet services in 2003, Telecom Cook Islands is now able to migrate customers from our existing ATM network to the benefits that IP provides for multimedia services,” says Robert McFadzien, Manager, Information Systems, Telecom Cook Islands.

“This represents a milestone in our sales channel structure, highlighting the effectiveness of our collaborators in offering Nokia broadband solutions. As utilities, authorities and operators move towards IP-based networks, the Nokia D500 is a perfect extension to the continuing portfolio of Nokia narrowband and Nokia microwave radio solutions,” says Alf Kysenius, Sales Director, Networks, Nokia.

The Nokia D500 is a complete IP-based multiservice access node platform for providing both quality of service and secure authentication. It supports the latest DSL standards, for example ADSL2+ G, for increased bandwidth, as well as existing ATM-based DSL services.  With IP Multicasting capability and telephony utilising fixed-to-mobile convergence standards, such as SIP, the Nokia D500 provides residential homes and businesses access to video, voice and data services, on phones, PCs, TVs and mobile devices.

“Solomon Telekom is now offering fast Internet access to business customers, adding extra capacity, coverage and bandwidth to the existing network,” says Aydin Ada, Manager Information Systems, Solomon Telekom.

Having supplied broadband to customers in the area such as Telecom New Zealand since 1999, Nokia has a renowned track record in carrier-class broadband and narrowband products. Nokia works together with key partners to enable broadband services for more than 50 customers across the globe, covering the European, Asia-Pacific, China, and the Americas markets.

About CommTel

CommTel Network Solutions Pty Ltd, based in Melbourne, Australia, is a specialist company, providing Design, Engineering and Integration of advanced telecommunications systems to Carrier and Dedicated Networks Customers in the Oceania and APAC Regions.  CommTel’s core expertise is the application of new and advanced DSL and optical fibre transmission technologies to applications in the carrier, power utility, oil and gas, and transport markets.

About Telecom Cook Islands

Telecom Cook Islands Ltd (TCI) is the sole provider of telecommunications in the Cook Islands. TCI is a private company owned by Telecom New Zealand (TNZ) Ltd (60%) and the Cook Islands Government (40%). In operation since July 1991, TCI provides local, national and international telecommunications as well as internet services.

About Solomon Telekom Company

Solomon Telekom Company Limited is a joint venture company between Solomon Islands National Provident Fund, which hold 51% of the shares, and Cable & Wireless Plc of the United Kingdom which holds 41.9% of shares and the Investment Corporation of the Solomon Islands which owns 7.1 % of the shares.

About Nokia

Nokia is a world leader in mobile communications, driving the growth and sustainability of the broader mobility industry. Nokia connects people to each other and the information that matters to them with easy-to-use and innovative products like mobile phones, devices and solutions for imaging, games, media and businesses. Nokia provides equipment, solutions and services for network operators and corporations.

Media Enquiries:

Nokia, Networks

Communications

Tel. +358 7180 34379

Nokia

Communications

Tel. +358 7180 34900

E-mail: press.office@nokia.com

Michael Harrisson

CommTel Network Solutions Pty. Ltd

Tel. +61 3 9330 4722

E-mail: business@commtelns.com

www.commtel.com.au

Robert McFadzien

Manager, Information Systems

Telecom Cook Islands Ltd

Tel. + 682 55115

E-mail: robert@telecom.co.ck

Aydin Ada

Manager, Information Systems

Solomon Islands Telekom Company Limited

Tel. +677 28222

E-mail: aydin.ada@telekom.com.sb

Notes to editors

SIP (Session Initiation Protocol) is an application-layer control protocol for creating, modifying, and terminating sessions with one or more participants, allowing multi-user, multi-device (fixed and mobile) environments. These sessions include Internet multimedia conferences, Internet telephone calls, and multimedia distribution. Members in a session can communicate via multicast or via a mesh of unicast relations, or a combination of these.

DSL (Digital Subscriber Line) is a family of digital telecommunications technologies designed to allow high-speed data communication over the existing copper telephone lines between end-users and telephone companies. xDSL is a generic abbreviation for various different DSL types, eg. ADSL, ADSL2+ SHDSL, and VDSL. xDSL calls for modems at either end of a copper twisted-pair wire to deliver data, voice, and video over a dedicated digital network.

DSLAM (Digital Subscriber Line Access Multiplexer) is multiplexing equipment that contains a high concentration of central office splitters, xDSL modems, and other electronic equipment to connect traffic to the wide area network (WAN).

IP (Internet Protocol) is the basic communication language or protocol of the Internet. It can also be used as a communications protocol in a private network. It is a network layer protocol, in the transmission control protocol/Internet protocol (TCP/IP) stack.

www.nokia.com